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FOR IMMEDIATE RELEASE,           TSE: COM

CARDIOME REPORTS DOSING OF FIRST PATIENT IN
PIVOTAL PHASE III ATRIAL ARRHYTHMIA STUDIES

Vancouver, Canada, August 6, 2003 – Cardiome Pharma Corp. announced today that it has commenced patient dosing in its initial Phase III efficacy study of RSD1235 for the acute treatment of atrial fibrillation . The initial study, called ACT 1 (Atrial fibrillation Conversion Trial 1), will measure the safety and efficacy of RSD1235 in 420 patients. The placebo-controlled study is being carried out in 45 centers in the US, Canada, and Scandinavia. ACT 1 is the first of an expected three Phase III studies required for FDA approval of RSD1235.

Atrial fibrillation is an abnormal heart rhythm that affects the atria of the heart, lowering the heart’s pumping capacity and increasing the risk of stroke. Immediate symptoms are breathlessness and fatigue. Long-term effects include increased risk of both stroke and congestive heart failure. More than 6 million patients in North America, Europe and Japan suffer from atrial fibrillation.

“We are happy to commence this study on our planned schedule,” said Dr. Alan Moore, Executive Vice-President of Clinical and Regulatory affairs. “We are confident that RSD1235 is both effective and safe, and are now focused on conducting the study in the fastest time frame possible.”

The ACT 1 study will be mainly focused on recent-onset atrial fibrillation patients. It will include a sub-study of 60 patients with atrial flutter, a less serious form of atrial arrhythmia. The primary efficacy endpoint will be acute conversion of atrial arrhythmia to normal heart rhythm. Safety observations focus on neurological and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. The study is expected to take 18 to 24 months to complete.

The ACT 1 study protocol was designed with the input of leading research cardiologists, including the co-principal investigators of the trial, Dr. Craig Pratt from Baylor College of Medicine and Dr. Denis Roy from the Montreal Heart Institute. The Data Safety Monitoring Board for the study is chaired by Dr. John Camm of St George’s Hospital, London, a long-time leader in antiarrhythmic drug research.

RSD1235 is currently formulated for intra-venous use as an acute treatment for recent-onset atrial fibrillation. In previous studies in these patients, RSD1235 terminated atrial fibrillation in 61% of the patients and was well tolerated with no significant drug-related adverse events observed. Subsequent studies also showed that RSD1235 is well absorbed when administered via oral dosing. The Company expects to begin work in 2003 to develop an oral version of the drug to potentially be used as a prophylactic agent to slow the return of terminated atrial fibrillation.

The medical community has identified a pressing need for safer and more effective antiarrhythmic drugs. While significant progress has been made in understanding the mechanisms of atrial arrhythmia,

currently available drugs to treat the condition lack sufficient efficacy and put patients at risk for occasionally fatal side-effect arrhythmias. Because of the limitations of these existing drug treatments for atrial fibrillation, most such patients are treated with electo-shock therapy. This invasive and expensive therapy is disliked by both patients and cardiologists. The unique mechanism of action of RSD1235 suggests that the drug may be able to effectively treat atrial arrhythmia with a high margin of safety, reducing the need for such electro-shock therapy.

About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset atrial fibrillation patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat atrial fibrillation lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

FOR FURTHER INFORMATION:

Cardiome Pharma Corp.
Don Graham, Director of Corporate Communication
(604) 677-6905 ext. 109,
Email: dgraham@cardiome.com
Website: www.cardiome.com

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Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.